

20010573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BLVD.
 (No. and Street)

OMAHA	NE	68137-2307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS TECKMEYER 402-331-8600
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
 (Name – if individual, state last, first, middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 2 8 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, THOMAS TECKMEYER _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC _____ , as of DECEMBER 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp, May 24, 2023

Thomas N. Teckmeyer
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS



HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, LLC (a Nebraska limited liability company), as of December 31, 2019, and the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Teckmeyer Financial Services, LLC's management. Our responsibility is to express an opinion on Teckmeyer Financial Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 13 through 16 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, LLC's financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, LLC's auditor since 2014.

Dakota Dunes, South Dakota
February 10, 2020

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS
Cash and cash equivalents	384,174
Commissions receivable	74,227
Interest receivable	34
Prepaid expenses	30,773
Total current assets	489,208

FURNITURE AND EQUIPMENT
Furniture and fixtures	54,355
Office equipment	24,201
Computer equipment	65,473
	144,029
Less accumulated depreciation	(124,293)
Net furniture and equipment	19,736

OTHER ASSETS
Deposit with clearing organization	25,000

TOTAL ASSETS	533,944

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	8,635
Salaries and commissions accrued	46,932
Payroll taxes accrued	6,353
Profit sharing accrued	30,000
Total current liabilities	91,920

MEMBERS' EQUITY	442,024

TOTAL LIABILITIES AND MEMBERS' EQUITY	533,944

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2019

REVENUES	
Commissions	34,087
Mutual fund fees	1,183,440
Asset management fees	664,000
Other revenue	89,726
Total revenues	1,971,253
EXPENSES	
Advertising	10,555
Auto expense	2,303
Commissions	890,830
Computer	24,097
Contract labor	2,847
Correspondent fees	29,870
Depreciation	6,461
Donations	6,225
Dues and subscriptions	3,900
Entertainment and travel	2,438
Insurance	86,568
Miscellaneous	8,159
Postage and printing	7,003
Professional fees	17,210
Promotions	4,576
Regulatory fees	20,164
Rent	53,592
Repairs and maintenance	9,606
Retirement plan	39,335
Salaries	373,617
Supplies	5,944
Taxes	53,534
Telephone	12,239
Total expenses	1,671,073
INCOME FROM OPERATIONS	300,180
OTHER INCOME	
Interest income	6,964
NET INCOME	307,144

4

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2019

MEMBERS' EQUITY, beginning	429,380
Net income	307,144
Distributions	(294,500)
MEMBERS' EQUITY, ending	442,024

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	1,877,411
Other income received	89,726
Interest received	6,973
Cash provided by operating activities	1,974,110
Cash paid for salaries and commissions	1,263,037
Cash paid for operating expenses	394,569
Cash disbursed for operating activities	1,657,606
Net cash provided by operating activities	316,504
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(7,824)
Net cash used in investing activities	(7,824)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(294,500)
Net cash used in financing activities	(294,500)
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,180
CASH AND CASH EQUIVALENTS, beginning of year	369,994
CASH AND CASH EQUIVALENTS, end of year	384,174

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2019

Reconciliation of Net Income to Net Cash
  Provided by Operating Activities

Net income	307,144
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Depreciation	6,461
(Increase) decrease in:	
Commissions receivable	(4,116)
Interest receivable	9
Prepaid expenses	4,151
Increase (decrease) in:	
Accounts payable	(2,331)
Salaries and commissions accrued	1,410
Payroll taxes accrued	(6,224)
Profit sharing accrued	10,000
Total adjustments	9,360
Net cash provided by operating activities	316,504

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2019

SUBORDINATED LIABILITIES, DECEMBER 31, 2017	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2018	- 0 -

See accompanying notes to financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company) is registered as a broker dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska. The period of duration or life of the Company is 30 years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly, but are recognized on an accrual basis as these fees are earned.

TECKMEYER FINANCIAL SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and re-sulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corpo-ration under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual members' personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of FASB-ASC 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $10,555 for the year ended December 31, 2019.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2019, was deemed immaterial and not accrued.

10

TECKMEYER FINANCIAL SERVICES, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. LEASES

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,466. The total rent expense for the above agreement for the year ended December 31, 2019, was $53,592.

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $9,571 for the year ended December 31, 2019.

The Company also maintains a profit sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $30,000 for the year ended December 31, 2019.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $355,202, which was $305,202 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .25878 to 1 as of December 31, 2019.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

11

NOTE 5.   CONCENTRATION OF CREDIT RISK (Continued)

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6.   SUBSEQUENT EVENTS

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 10, 2020, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

AGGREGATE INDEBTEDNESS		
Total liabilities		91,920
NET CAPITAL		
Total members' equity		442,024
Less nonallowable assets and deductions:		
Other receivables	28,749	
Prepaid expenses	30,773	
Furniture and equipment, net	19,736	
		79,258
Net capital before haircuts on securities positions		362,766
Haircuts on securities		7,564
Total net capital		355,202
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or		
6 ⅔% of aggregate indebtedness)		50,000
Net capital exceeding requirements		305,202
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		25.88%

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2019

Aggregate indebtedness per audit report	91,920
Aggregate indebtedness per FOCUS report	91,920
Difference	- 0 -
Net capital per audit	355,202
Net capital per FOCUS report	355,202
Difference	- 0 -

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2019

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2019

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.



**HENJES, CONNER &
WILLIAMS, P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Teckmeyer Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provisions") and (2) Teckmeyer Financial Services, LLC stated that Teckmeyer Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 10, 2020



INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Teckmeyer Financial Services

I, Thomas Teckmeyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Thomas N. Teckmeyer*

Thomas N. Teckmeyer
President

11104 John Galt Blvd. ▪ Omaha, NE 68137 ▪ (402) 331-8600 ▪ Fax (402) 331-1866 ▪ (800) 905-7526 ▪ www.TeckmeyerFinancial.com

Member Securities Investor Protection Corporation ~ Member National Association of Securities Dealers, Inc.